UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 001-33708

Philip Morris International Deferred Profit-Sharing Plan
(Full title of the plan)
PHILIP MORRIS INTERNATIONAL INC.
120 Park Avenue
New York, New York 10017
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
TABLE OF CONTENTS

Page (s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	5
Notes to Financial Statements	6-13

Supplemental Schedule*:
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)	14

Signatures	15

Exhibit:
23. Consent of Independent Registered Public Accounting Firm
*    Other schedules required by 29 CFR of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

--2-

Report of Independent Registered Public Accounting Firm

To: The Participants and Administrator of Philip Morris International Deferred Profit-Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Philip Morris International Deferred Profit-Sharing Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 9, 2014

--3-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2013 and 2012
(in thousands of dollars)

	2013	2012
Investments:
Total investments at fair value	$262,943	$241,645

Receivables:
Employer's contribution	1,930	3,736
Participants' contributions	—	43
Participants' loans	1,184	1,108
Dividends and other receivables	841	819
Total receivables	3,955	5,706

Net assets at fair value	266,898	247,351

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(173)	(922)

Net assets available for benefits	$266,725	$246,429

The accompanying notes are an integral part of these financial statements.

--4-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2013
(in thousands of dollars)

2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$29,831
Dividends and interest	7,524
Total investment income	37,355

Interest income on notes receivable from participants	47

Contributions to the Plan:
By employer	2,133
By participants	2,354
Total contributions	4,487

Total additions	41,889

Deductions from net assets attributed to:
Distributions and withdrawals	21,593

Total deductions	21,593

Net increase	20,296

Net assets available for benefits:
Beginning of year	246,429
End of year	$266,725

The accompanying notes are an integral part of these financial statements.

--5-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan:

General:

The Philip Morris International Deferred Profit-Sharing Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible salaried employees of Philip Morris International Inc., Philip Morris International Management LLC, PMI Global Services Inc., and Philip Morris Global Brands Inc. (collectively, the “Participating Companies”). The Plan is designed to provide eligible employees with an opportunity to share in the profits of their Participating Company and to invest certain of their funds in a tax-advantaged manner. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The administration of the Plan has been delegated to the Administrator, as defined in the Plan. The Philip Morris International Benefits Committee (the “Benefits Committee”) is responsible for the operation and management of the investment of the assets of the Plan, other than the investment options (the “PMI Stock Investment Option,” the “Altria Stock Investment Option,” the “Mondelēz International Stock Investment Option” and the “Kraft Foods Group Stock Investment Option”) (hereinafter collectively referred to as “Stock Investment Options”), invested exclusively in the common stock of Philip Morris International Inc. (“PMI Stock”), Altria Group, Inc. (“Altria Stock”), Mondelēz International, Inc. (“Mondelēz Stock) and Kraft Foods Group, Inc. (“Kraft Stock”) (hereinafter collectively referred to as “Common Stock”). Evercore Trust Company, N.A. is the named fiduciary with respect to the management of the Stock Investment Options. The Stock Investment Options are permanent features of the Plan. The Administrator, the Benefits Committee and Evercore Trust Company, N.A. are hereinafter collectively referred to as the “Fiduciaries”.

Contributions:

Each eligible employee of a Participating Company may make before-tax and after-tax contributions to the Plan as soon as administratively practicable following his or her date of hire. All eligible employees, other than Match-Eligible Employees, become eligible for the Participating Company's contribution (the “Company Contribution”) upon completion of 24 months of service, as defined by the Plan (including services with Altria Group, Inc. and its affiliates accumulated under the predecessor deferred profit-sharing plan). Match-Eligible Employees, (defined as employees who are hired or rehired by, or transferred to, a Participating Company on or after January 1, 2009), become eligible for a Company Contribution after completing 12 months of service. In addition, Match-Eligible Employees, who make before-tax and/or after-tax contributions become eligible for a company match contribution (the “Company Match Contribution”) after 90 days of service. Participants can direct all contributions among eight investment options. The business rating, which is determined by the Philip Morris International Inc. Board of Directors Compensation and Leadership Development Committee, resulted in a 2013 Company Contribution to eligible Plan participants of 7% of eligible compensation.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the PMI Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of PMI Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of PMI Stock.

--6-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Any cash dividends paid on Altria, Mondelēz or Kraft Stock cannot be reinvested in their respective Stock Investment Options, but instead will be invested according to the participant's current investment elections. If the participant has not provided an investment election, cash dividends will be invested in the Vanguard LifeStrategy Moderate Growth Fund. The participant does not have the right to elect to have these dividends paid to them in cash.

Participant Accounts:

Each participant's Plan account is credited with the Company Contribution, Company Match Contribution (for Match-Eligible Employees), participant's personal contributions and the allocated share of the investment activities of each investment option in which he or she participates, and is charged with an allocation of Plan expenses, as defined by the Plan document.

Vesting:

Each participant is fully vested in the balance held in their Plan accounts. Eligible participants are vested immediately in the Company Contribution and Company Match Contribution.

Distributions and Withdrawals:

Distributions are made only when a person ceases to be a participant. Upon termination, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan account balances.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan document.

Participant Loans:

The loan program permits active participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan document. Interest on participant loans, which is determined at the time of the loan issuance, is equal to the prime rate as published in The Wall Street Journal generally as of the last day of the quarter preceding the loan and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant's account balance at the time of the loan request or $50,000, less the participant's highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

A participant's loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant's Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the investment options according to the participant's investment authorization in effect at the time of repayment.

--7-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

2.    Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the applicable Fiduciary to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Certain assets of the Plan are invested in Common Stock and mutual funds, which could be subject to significant market fluctuations. A small portion of the assets is held in a money market account.

Valuation of Investments:

The Plan's investments are composed of the following:

•
A commingled fund consisting of investment contracts (primarily synthetic guaranteed investment contracts). Investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan's investment in the Mellon Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the fund contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Mellon Stable Value Fund, a collective trust, is valued based on information reported by the investment advisor using the audited financial statements of the collective trust which are as of and for the year ended December 31, 2013.

•	Mutual funds are stated at the respective funds' net asset value per share, which is determined based on market values at the closing price on the last business day of the year.

•
Equity securities, primarily consisting of common stock, that are listed on an exchange are valued at the closing price on the last business day of the year. Listed securities for which no sale was reported on that date are recorded at the last reported bid price and would incorporate an adjustment if it was determined that the last reported bid price was not representative of fair value.

--8-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

•	Short-term temporary investments, such as money markets, are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

Realized gains or losses from security transactions are reported on the average cost method.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees, brokerage commissions (excluding those for Common Stock held in the Stock Investment Options) and other expenses charged by the manager of the investment option are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as participant recordkeeping fees are charged directly to all participant accounts, usually on a monthly basis.

Transaction fees (including fees associated with the trading of Common Stock) are charged solely to the accounts of the participants that initiate the transactions.

3.    Contributions:

The Company Contribution to the Plan, on behalf of employees of the Participating Companies who have met their eligibility service requirement (“Philip Morris Participants”) is based on the business rating of PMI as determined by the PMI Compensation and Leadership Development Committee each year. Based on the annual business rating, the Company Contribution to eligible Plan participants will range from 7% to 15% of eligible compensation. The Company Contribution is allocated ratably among Philip Morris Participants in the Plan at the end of the year according to their eligible participant compensation as defined by the Plan.

Match-Eligible Employees are not eligible to participate in the Philip Morris International Retirement Plan. However, in addition to the Company Contribution, Match-Eligible Employees who make before-tax and/or after-tax contributions for any payroll period after 90 days from their date of hire will also receive a Company Match Contribution. The Participating Companies will match the participant's before-tax contributions and after-tax contributions, dollar for dollar, up to the first 5% of eligible compensation that the participant contributes for each payroll period.

The Company Contribution for the year is accrued by the Plan based upon the amount to be funded each year as determined by the PMI Compensation and Leadership Development Committee, as described above. Company Match Contributions are recorded in the period in which the participants contribute. Participants' contributions are recorded in the period in which they are withheld by the Participating Companies.

--9-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Due to limitations under the Internal Revenue Code of 1986, as amended (the “Code”), certain amounts for highly compensated employees are not contributed to the Plan.

No contribution is required from any participant under the Plan. However, new employees are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period that is administratively practicable after the employee has completed 90 days of service. Employees that are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.

Participants may make contributions on a before-tax and/or an after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2013, the catch-up contribution was limited to $5,500. If a participant has not made the maximum after-tax contribution, he or she may make an additional after-tax contribution in a lump sum, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year and by Participating Company. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2013, a participant's before-tax contribution was limited to $17,500, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Philip Morris International Inc., for the Company Contribution for the year in which the Change of Control occurs and for two years thereafter to be at least equal to the lesser of (a) the percentage of participants' compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs, or (b) 10 percent of the participants' aggregate annual compensation.

4.    Investments:

The following presents investments at December 31, 2013 and 2012 that represent 5 percent or more of the Plan's net assets available for benefits (in thousands of dollars):

		December 31,
Identity	Description	2013	2012
Mellon Stable Value Fund	Commingled Fund	$39,118	$40,150
Vanguard Institutional Index Fund	Mutual Fund	49,861	38,070
Fidelity Spartan Extended Market Index Fund	Mutual Fund	22,441	15,610
Vanguard Intermediate-Term Treasury Fund	Mutual Fund	15,984	18,036
Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	13,887	11,510
Philip Morris International Inc. Stock	Common Stock	77,818	81,596
Altria Group, Inc. Stock	Common Stock	16,274	14,772

During 2013, the Plan's investments appreciated in value due to gains and losses on investments bought and sold, as well as held during the year, by $29,831 as follows (in thousands of dollars):

Mutual funds	$20,039
Common stock	9,792
$29,831

--10-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

5.    Kraft Foods, Inc. Spin-off:

On October 1, 2012, Kraft Foods Inc. completed the spin-off of Kraft Foods Group, Inc. to shareholders of record as of September 19, 2012, and changed its name to Mondelēz International, Inc.
The distribution ratio was one share of Kraft Stock for every three shares of Mondelēz Stock. Holders of the Kraft Stock Investment Option have had their funds split into two stock investments, the Kraft Foods Group Stock Investment Option and the Mondelēz International Stock Investment Option, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Kraft Stock Investment Option. The Kraft Foods Group Stock Investment Option and the Mondelēz International Stock Investment Option are closed to new investments. Holders are not permitted to purchase additional shares of Kraft or Mondelēz Stock, or to perform an exchange into the Kraft Foods Group or Mondelēz International Stock Investment Option from other investment options.

6.    Transactions with Parties-in-Interest:

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a statutory or regulatory exemption or a class exemption issued by the Department of Labor. The Plan invests in PMI Stock. During the year ended December 31, 2013, there were $33.1 million of purchases and $38.0 million of sales of PMI Stock. For the year ended December 31, 2013, the Plan earned $6.3 million, primarily related to dividends and realized gains, from the investment in PMI Stock. These transactions are exempt from the party-in-interest transaction prohibitions of ERISA. Certain Plan investments are shares of mutual funds managed by the Concord Street Trust, an affiliate of Fidelity Management Trust Company, the trustee as defined by the Plan. These transactions also qualify as exempt party-in-interest transactions under ERISA.

7.    Plan Termination:

The Board of Directors of Philip Morris International Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Company Contribution and/or Company Match Contributions to the Plan or to terminate the Plan. The Board has delegated to the Benefits Committee and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.    Tax Status:

By letter dated October 21, 2010, the Internal Revenue Service has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code and the ESOP portion of the Plan is a stock bonus plan as described in Section 401(a) and 4975(e) of the Code. The Plan has been amended since the date of the letter and the Plan Administrator and counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore both the Plan and the ESOP portion of the Plan are exempt from federal income taxes under the provisions of Section 501(a) of the Code and no provision for income taxes has been included in the Plan's financial statements.

--11-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The Plan's management has reviewed the Plan's tax exempt status and analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year ended December 31, 2013 and 2012, respectively. There are currently no audits for any tax periods in progress from any taxing authorities.

9.    Fair Value Measurements:

The Plan adopted ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Plan Assets

Equity Securities:     Equity securities directly held by the Plan consist of common stocks with quoted prices in active markets. These securities have been classified within Level 1.

Mutual Funds and Money Markets: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The net asset value of the mutual funds are based on prices in active markets. Investments held in the money market mutual funds are valued at amortized cost, which approximates fair value. These investments have been classified within Level 1.

Commingled Fund: The Plan's investment held in the commingled fund is classified within Level 2 and is valued at the net asset value of the commingled fund at year end. The net asset value of the commingled fund is based on a quoted price in a market that is not active.

--12-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The aggregate fair value for Plan assets at December 31, 2013 and 2012, was as follows (in thousands):

	For the Year Ended Dec. 31, 2012	For the Year Ended Dec. 31, 2013	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds (1)	$96,280	$119,694	$119,694	$—	$—
Equity Securities	104,831	103,839	103,839
Commingled Fund	40,150	39,118		39,118
Money Market Fund	384	292	292
Total Plan assets at fair value	$241,645	$262,943	$223,825	$39,118	$—

Hierarchy valuations at December 31, 2013 are consistent with December 31, 2012. See Note 4, Investments for additional disclosure on Plan assets.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

(1)Mutual Funds were comprised of U.S. and international investments, 85% and 15% respectively, at December 31, 2013, and 86% and 14% respectively, at December 31, 2012.

10.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012 (in thousands of dollars):

	2013	2012
Net assets available for benefits per the financial statements	$266,725	$246,429
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	173	922
Net assets available for benefits per the Form 5500	$266,898	$247,351

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the year ended December 31, 2013 (in thousands of dollars):

2013
Total additions per the financial statements	$41,889
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(749)
Administrative expenses	20
Total income per Form 5500	$41,160

--13-

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (2)	Fair Value

Mellon Stable Value Fund (1)	Commingled Fund		$39,118,229
Vanguard Institutional Index Fund	Mutual Fund		49,861,075
Fidelity Spartan Extended Market Index Fund*	Mutual Fund		22,440,955
Vanguard Intermediate-Term Treasury Fund	Mutual Fund		15,983,847
Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		13,886,930
Fidelity Spartan International Index Fund*	Mutual Fund		11,275,798
Vanguard European Stock Index Fund	Mutual Fund		6,245,223
Philip Morris International Inc. Stock*	Common Stock		77,818,179
Altria Group, Inc. Stock	Common Stock		16,274,424
Mondelēz International, Inc. Stock	Common Stock		6,480,993
Kraft Foods Group, Inc. Stock	Common Stock		3,265,225
Fidelity Retirement Money Market Portfolio*	Money Market		288,475
Fidelity Cash Reserves Fund*	Money Market		4,138
Total			$262,943,491
Participants' loans	2-25 Years, interest 3.25%-8.50%		$1,183,519

*indicates party-in-interest

(1)	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts decrease of $173,244.

(2)	All investments are participant directed, therefore cost is not applicable.

--14-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Human Resources having administrative responsibility for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHILIP MORRIS INTERNATIONAL
DEFERRED PROFIT-SHARING
PLAN

By	/s/ James R. Mortensen
James R. Mortensen
Senior Vice President, Human Resources

Date: June 9, 2014

--15-